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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
LaCrosse Footwear, Inc.

(Name of Issuer)
Common Stock, $.01 Par Value

(Title of Class of Securities)
505688 10 1
(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	505688 10 1

1	NAMES OF REPORTING PERSONS George W. & Virginia F. Schneider Trust U/A dated September 1, 1987, Virginia F. Schneider, Sole Trustee I.R.S. Identification Nos. Of Above Persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ Not applicable
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Not applicable

	5	SOLE VOTING POWER

NUMBER OF		1,011,016 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,011,016 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,011,016 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO: a trust

Item 1.
(a)	LaCrosse Footwear, Inc.

(b)	17634 NE Airport Way
Portland, Oregon 97230

Item 2.
(a)	George W. & Virginia F. Schneider Trust U/A dated September 1, 1987, Virginia F. Schneider, Sole Trustee

(b)	17634 NE Airport Way Portland, Oregon 97230

(c)	Not applicable

(d)	Common Stock, $.01 Par Value

(e)	CUSIP # 505688 10 1

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
(a)	1,011,016 shares

(b)	16.5%
(c)	(i) 1,011,016 shares
(ii)	-0-

(iii)	1,011,016 shares

(iv)	-0-

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14th, 2008

Date

George W. & Virginia F. Schneider Trust U/A dated September 1, 1987

*

Virginia F. Schneider, Sole Trustee

* By: /s/ James D. Fontaine

James D. Fontaine
Attorney-in-fact (Power of Attorney filed on May 9, 2005 with the Commission is hereby incorporated by reference.)